UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Invesco Pennsylvania Value Municipal Income Trust
(Name of Issuer)

Variable Rate Muni Term Preferred Shares
(Title of Class of Securities)

46132K 604
(CUSIP Number)

May 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	46132K 604

1	NAMES OF REPORTING PERSONS
Royal Bank of Canada

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	5	SOLE VOTING POWER

0
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON
WITH:		0

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

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CUSIP No.	46132K 604

1	NAMES OF REPORTING PERSONS
	RBC Capital Markets, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	5	SOLE VOTING POWER

		0
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON
WITH		0

:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BD, IA

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Item 1(a) Name of issuer:

Invesco Pennsylvania Value Municipal Income Trust

Item 1(b) Address of issuer's principal executive offices:

1555 Peachtree Street, N.E.
Atlanta, Georgia 30309

2(a) Name of person filing:

1. Royal Bank of Canada (“RBC”)

2. RBC Capital Markets, LLC ("RBCCM")

2(b) Address or principal business office or, if none, residence:

1.	200 Bay Street

Toronto, Ontario, M5J 2J5
Canada

2.	Brookfield Place

200 Vesey Street

New York, New York 10281

2(c) Citizenship:

See item 4 of the Cover Page for each person filing.

2(d) Title of class of securities:

Variable Rate Muni Term Preferred Shares ("VMTP")

2(e) CUSIP No.:

46132K 604

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

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(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☒ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 0

(b) Percent of class: 0.00%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0 .

(iv) Shared power to dispose or to direct the disposition of: 0.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒ .

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

RBCCM is an indirectly wholly owned subsidiary of RBC.

Item 8. Identification and Classification of Members of the Group

Not Applicable

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Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2019

RBC CAPITAL MARKETS, LLC

By: /s/ John Penn
Name: John Penn*
Title: Authorized Signatory

ROYAL BANK OF CANADA

By: /s/ John Penn
Name: John Penn**
Title: Authorized Signatory

*This Schedule 13G was executed by John Penn pursuant to the power of attorney filed with the Securities and Exchange Commission on November 12, 2010 in connection with a Schedule 13G/A for RMR Real Estate Income Fund, which power of attorney is incorporated herein by reference.

** This Schedule 13G was executed by John Penn pursuant to the power of attorney filed with the Securities and Exchange Commission on July 10, 2018 in connection with a Schedule 13G/A for RMR Real Estate Income Fund, which power of attorney is incorporated herein by reference.

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Index to Exhibits

Exhibit	Exhibit

A.	Joint Filing Agreement

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EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date set forth below.

Date: May 31, 2019

ROYAL BANK OF CANADA1

By:____ /s/ John Penn __________
Name: John Penn
Title: Authorized Signatory

RBC CAPITAL MARKETS, LLC2

By: ____ /s/ John Penn __________
Name: John Penn
Title: Authorized Signatory

_________________________

1 This Joint Filing Agreement was executed by John Penn pursuant to the power of attorney filed with the Securities and Exchange Commission on July 10, 2018 in connection with a Schedule 13G/A for RMR Real Estate Income Fund, which power of attorney is incorporated herein by reference.

2 This Joint Filing Agreement was executed by John Penn pursuant to the power of attorney filed with the Securities and Exchange Commission on November 12, 2010 in connection with a Schedule 13G/A for RMR Real Estate Income Fund, which power of attorney is incorporated herein by reference.

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